NEWS RELEASE	ELD No. 10-18
TSX: ELD NYSE: EGO ASX: EAU	October 28, 2010

Q3, 2010 Financial and Operating Results

Earnings of $0.09 per share; Cash flow from operations of $0.18 per share

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to report on the Company's financial and operational results for the third quarter ended September 30, 2010.   The Company reported net income of $48.8 million, or $0.09 per share, and cash flow from operations of $96.0 million or $0.18 per share for the third quarter ended September 30, 2010.

“We maintain our guidance of 625,000 ounces of gold for 2010 at a cash operating cost of $375 per ounce, firmly positioning us in the lowest quartile of costs ” stated Paul N. Wright, President and Chief Executive Officer of Eldorado. “ We are pleased with our increase in reserves at Kisladag in Turkey and our exploration and development progress at Tocantinzinho (“TZ”) in Brazil.  We expect to report our exploration progress in China and Turkey in the middle of the fourth quarter”.

Q3 2010 Highlights and Updates

  Produced 151,297  ounces of gold  at an average cash operating cost of $386 per ounce;

  Sold 154,655  ounces of gold at a realized average price of $1,231 per ounce;

  Reported earnings of $0.09 per share;

  Generated $96.0 million of cash or $0.18 per share from operating activities before changes in non-cash working capital.

  Reported a 14% increase in reserves at Kisladag from the 27,000 meters drilled this year;

  Completed  the acquisition of Brazauro Resources and reported an initial measured and indicated resource of 2.1 million ounces of gold  at the TZ  project;

  Completed the acquisition of the Xiaoshiren Central exploration license located 20 kilometers southeast of White Mountain.

Financial Results

Eldorado’s consolidated net income for the third quarter of 2010 was $48.8 million or $0.09 per share compared to $30.2 million or $0.08 in the third quarter of 2009. Net income for the nine-month period ended September 30, 2010 was $162.1 million or $0.30 per share, compared to $69.1 million or $0.18 per share in the comparable period from 2009.

During the third quarter, we sold 154,655 ounces of gold at an average price of $1,231 per ounce compared to 85,246 ounces of gold at an average price of $957 per ounce in the third quarter of 2009.

Corporate Activities

Completed the acquisition of Brazauro Resources

On July 20, 2010  we completed the acquisition Brazauro Resources where we acquired 100% interest in the TZ project in Tapajos, Brazil which we had operated in a joint venture since July 2008.  TZ is a late stage exploration project with a current Measured and Indicated Resource of 2.1 million ounces of gold.    In addition we acquired option agreements to earn into 100% of the Agua Branca and Piranhas properties also located in the Tapajos District immediately adjacent to the TZ project.

Operating Performance

Kisladag

During the quarter we produced 62,086 ounces of gold at a cash operating cost of $337 per ounce.  We placed 2,767,179 tonnes of ore on the leach pad at an average grade of 0.98 grams per tonne of gold.

The mine continued to perform well during the quarter.  Metallurgical test work on heap leach recoveries continues and we expect to be able to comment on the significance of the results at year end.

Jinfeng

During the quarter we produced 46,116 ounces of gold at cash operating cost of $425 per ounce and we milled 387,427 tonnes of ore at a grade of 4.42 grams per tonne. Production from the open pit was 311,191 tonnes  of ore and underground production totalled 96,272 tonnes of ore.

Mining from the open pit concentrated on the upper benches as seasonal rainfall slowed operations in the bottom of the pit.

Tanjianshan
At Tanjianshan we produced 28,847 ounces of gold at cash operating cost of $391 per ounce. We milled a total of 283,598 tonnes of ore at an average grade of 3.84 grams per tonnes.

The plant continues to perform well.  The roaster cyclones will be replaced during the fourth quarter along with an inspection of the two roasters during a planned major regional power shutdown.  This is the first inspection since the plant was commissioned in 2009.

White Mountain

During the quarter we produced 14,248 ounces of gold at a cash operating cost of $477 per ounce and we processed 154,125 tonnes of ore at a grade of 4.01 grams per tonnes.

Higher than normal rainfall and related dewatering issues reduced underground production in the third quarter.  Construction of a culvert to contain and divert a local river that flows over the top of the southern workings is underway.

Development
Efemcukuru

The installation of electrical and instrumentation hardware and cabling continues in the concentrator plant.  Dry commissioning of some of the smaller equipment has begun.  Structural steel erection at the filtration and backfill plants has been completed.   The balance of the equipment is being installed prior to closure of the structures and commencement of services installation.  Full commissioning of the concentrator is on schedule for the fourth quarter with the balance of the process to be commissioned in the first quarter 2011.

Preparations for both the rock dump and tailings dump have been completed.  Approval for the construction of the final component of the mine water management system has been received.   Site services and the construction of the ancillary buildings will be concluded in first quarter 2011.

Pre-production development of all three mine access ramps is now well underway. Spending in the quarter totalled $15.9 million.

Vila Nova Iron Ore

Trial mining and processing at the mine continue.  The first shipments of ore have been made from site through to the Anglo Ferrous loading terminal, with first ore sales planned for November.

Eastern Dragon

Plans have been prepared for the start of winter construction upon receipt of the Project Permit which is currently before the Provincial authorities.  This program will focus on closing in the concentrator buildings and installation of equipment foundations including ball mill foundations.

Perama Hill

The status of the Pre Environmental Impact Assessment review at the Ministry of Environment continues to be monitored.

Tocantinzinho

Field work for input into the Prefeasibility Report on TZ continues on schedule.   Geotechnical drilling in the open pit has been completed as well as the installation of ground water monitoring devices for hydro geological analysis of the proposed pit.  Condemnation and geotechnical auger drilling is being carried out for the plant site, rock and tailing impound areas.  A survey of the area has been completed to assist in the final location of infrastructure and the location of the access road.  Spending in the quarter was $1.3  million.

Exploration
Turkey

Kisladag
Eighteen diamond drill holes totalling 8,627 meters were drilled at Kisladag in the third quarter.  These included seven geotechnical drill holes which constituted the remainder of the Phase 1 resource drilling program and some additional holes planned as a second phase of resource drilling.  The 9,000 meter Phase 2 drilling program began in September and is designed to infill gaps mainly along the northern and western margins of the deposit and to further explore the newly-defined South-western Extension zone.

Efemcukuru

No new drilling was completed at Efemcukuru during the third quarter as drilling permits are still pending for the planned 2010 program.  Work during the quarter focused on defining targets on the Kokarpinar and NW extension of the Kestane Beleni veins for future drilling.

Reconnaissance programs

Drilling programs were initiated during the quarter at Malatya-Hasancelebi and Sizma projects and will commence shortly at the Sayacik and AS projects. Results received to date on the drilling at both projects are encouraging.  Reconnaissance sampling and soil surveys were completed on the early–stage Dolek, Catak and Atalan projects during the third quarter.

China

Jinfeng
Drilling programs continued during the quarter in the Jinfeng district, at the mine proper, at the Bannian prospect located approximately 20 kilometers southwest of Jinfeng mine and at the  Lintan and Yaojiatan prospects located immediately north of the mine.  At the Jinfeng mine, underground and surface drilling focused both on upgrading zones of inferred resources and testing new targets.  Structural mapping completed in the open pit helped define controls on gold distribution leading to both a revision of the deposit structural model and the identification of new exploration targets in the surrounding area.

White Mountain

In the White Mountain district drilling is underway targeting the open down-dip and along strike extensions of the known ore body, and testing exploration targets in the Xiaoshiren exploration licenses.  The acquisition of the Xiaoshiren Central exploration license located 20 kilometers south west of White Mountain was competed during the quarter.  Soil sampling and trenching in the Xiaoshiren Central exploration areas containing high grade boulders is underway and diamond drilling has commenced. At Dongdapo mapping and soil sampling programs were completed with drilling scheduled for 2011.

Eastern Dragon

At Eastern Dragon we conducted ground magnetic surveys, float and outcrop sampling and prospecting within the EL 53 license area.

Tanjianshan

At 323 Zone nineteen drill holes totalling 4,157 meters were drilled testing the northern and southern limits to mineralization.  Grade and continuity of gold mineralization drop to both the north and south of the previously defined high-grade zone, and the depth to mineralization continues to increase southward.  The geological model has been updated to include the new drilling and a preliminary resource estimate is presently being prepared.  At ZXS prospects area located between 323 Zone and the Jinloggou deposit we conducted shallow RC drilling, mapping and sampling.

Brazil

Tocantinzinho

Exploration activities resumed in the third quarter at TZ.  Approximately 38.5 line kilometres of induced polarization surveying was completed over areas peripheral to the known deposit and several zones of anomalous chargeability/resistivity have been identified for drill-testing.  The geological model for the TZ deposit was updated and wireframes were produced for key geological surfaces in preparation for an updated resource model and several areas requiring infill drill holes were identified.

Reconnaissance

Field work was completed at the optioned Triguiero project in NE Brazil.  Results did not produce sufficient encouragement to continue the option.  At the Agua Branca project three drill holes were completed testing previously defined targets.  Although the litho logic and alteration characteristics of units intersected in these drill holes are similar to those associated with the TZ deposit, gold grades are sub economic.

United States

Nevada

Fieldwork at the Nevada projects focused on the Richmond Mountain option property where targets for drilling during fourth quarter have been identified.   Due to continued permitting delays, the option on the Green Monster project was dropped and the drilling program planned for the Buffalo Canyon project was deferred until 2011.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday October 29, 20010 to discuss the 2010 Third Quarter Financial and Operating Results at 1:00 p.m. ET (10:00 a.m. PT).  You may participate in the conference call by dialling 416-695-6622 in Toronto or 1-800-355-4959 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website www.eldoradogold.com.   A replay of the call will be available until November 5, 2010 by dialling 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 2583817.

Cautionary Note Concerning Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 31, 2010  and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE (NYSE: EGO). Eldorado’s CDI trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Website www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2010	Second Quarter 2010	Third Quarter 2010	Third Quarter 2009	First Nine Months 2010	First Nine Months 2009
Gold Production
Ounces Sold	163,446	172,826	154,655	85,246	490,927	229,158
Ounces Produced	164,928	167,940	151,297	88,918	484,165	234,916
Cash Operating Cost ($/oz)[1,3,4]	370	357	386	296	371	297
Total Cash Cost ($/oz)[2,3,4]	397	410	431	325	412	321
Realized Price ($/oz - sold)	1,110	1,195	1,231	957	1,178	934
Kişladağ Mine, Turkey
Ounces Sold	83,974	69,197	66,113	55,902	219,284	166,598
Ounces Produced	82,240	70,451	62,086	57,902	214,777	167,079
Tonnes to Pad	2,898,199	2,686,284	2,767,179	2,523,546	8,351,662	7,036,871
Grade (grams / tonne)	1.12	1.12	0.98	1.22	1.08	1.24
Cash Operating Cost ($/oz)[3,4]	304	304	337	275	314	273
Total Cash Cost ($/oz)[2,3,4]	307	345	359	277	335	275
Tanjianshan Mine, China
Ounces Sold	18,947	38,261	28,847	29,344	86,055	62,560
Ounces Produced	25,423	28,884	28,847	31,016	83,154	67,837
Tonnes Milled	249,738	271,749	283,598	257,730	805,085	717,670
Grade (grams / tonne)	4.01	4.38	3.84	5.73	4.07	5.14
Cash Operating Cost ($/oz)[3,4]	420	387	391	336	396	361
Total Cash Cost ($/oz)[2,3,4]	517	483	493	417	494	444
Jinfeng Mine, China
Ounces Sold	49,674	48,623	45,447	-	143,744	-
Ounces Produced	45,615	52,659	46,116	-	144,390	-
Tonnes Milled	389,851	392,211	387,427	-	1,169,489	-
Grade (grams / tonne)	4.23	4.51	4.42	-	4.39	-
Cash Operating Cost ($/oz) [3,4]	422	381	425	-	409	-
Total Cash Cost ($/oz) [2,3,4]	462	423	473	-	452	-
White Mountain Mine, China
Ounces Sold	10,851	16,745	14,248	-	41,844	-
Ounces Produced	11,650	15,946	14,248	-	41,844	-
Tonnes Milled	130,643	167,981	154,125	-	452,749	-
Grade (grams / tonne)	4.09	3.78	4.01	-	3.95	-
Cash Operating Cost ($/oz) [3,4]	550	442	477	-	482	-
Total Cash Cost ($/oz) [2,3,4]	589	474	507	-	515	-

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Cash operating costs and total cash costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this Review.

4 Cash operating costs and total cash costs have been recalculated for prior quarters based on ounces sold.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Sepember 30,	December 31,
	2010	2009
Assets	$	$

Current assets
Cash and cash equivalents	339,403	265,369
Restricted cash (note 4)	52,221	50,000
Marketable securities	1,564	13,951
Accounts receivable and other	35,490	26,434
Inventories	130,257	129,197
Future income taxes	2,703	-
	561,638	484,951
Inventories	40,280	31,534
Investment in significantly influenced company	5,130	-
Restricted assets and other	28,211	13,872
Mining interests	2,794,125	2,580,816
Goodwill	323,294	324,935
	3,752,678	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	139,453	157,250
Debt - current (note 6)	89,909	56,499
Future income taxes	2,313	4,264
	231,675	218,013
Debt - long-term (note 6)	97,247	134,533
Asset retirement obligations	28,273	26,566
Future income taxes	442,131	390,242
	799,326	769,354

Non-controlling interest	36,808	26,144

Shareholders* equity

Share capital (note 7(b))	2,810,109	2,671,634
Contributed surplus	21,317	17,865
Accumulated other comprehensive income (note 7(c))	465	2,227
Retained earnings (deficit)	84,653	(51,116)
	2,916,544	2,640,610
	3,752,678	3,436,108

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore       Director                                    (Signed)  Paul N. Wright           Director

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations

For the periods ended September 30,

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$
Revenue
Gold sales	190,305	81,608	578,227	213,961

Expenses
Operating costs	69,095	28,109	208,271	75,053
Depletion, depreciation and amortization	27,232	9,017	79,978	20,015
General and administrative	10,771	7,442	39,803	24,101
Exploration	5,021	3,182	11,573	8,618
Mine standby costs	22	881	1,335	1,817
Asset retirement obligation costs	511	65	1,535	196
Foreign exchange loss (gain)	13,360	(442)	8,327	(1,569)
	126,012	48,254	350,822	128,231

(Gain) loss on disposal of assets	(250)	119	(1,735)	(1,344)
Gain on marketable securities	(4,489)	(1,168)	(5,347)	(1,287)
Interest expense and financing costs	1,992	77	6,261	235
Interest and other income	(8,970)	(996)	(10,654)	(1,583)
	114,295	46,286	339,347	124,252
Income before income taxes and non-controlling interest	76,010	35,322	238,880	89,709

Income tax (expense) recovery
Current	(21,652)	(13,812)	(69,591)	(27,465)
Future	(459)	8,873	4,788	8,115
	(22,111)	(4,939)	(64,803)	(19,350)

Non-controlling interest	(5,126)	(229)	(11,951)	(1,244)

Net income for the period	48,773	30,154	162,126	69,115

Retained earning (deficit), beginning of period	1,729	(140,459)	(51,116)	(153,520)

Retained earning (deficit), end of period	50,502	(110,305)	111,010	(84,405)

Weighted average number of shares outstanding
Basic	546,039	391,583	541,164	377,601
Diluted	547,731	392,328	543,041	378,821

Earnings per share
Basic income per share - US$	0.09	0.08	0.30	0.18
Diluted income per share - US$	0.09	0.08	0.30	0.18

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	48,773	30,154	162,126	69,115
Items not affecting cash
Asset retirement obligations costs	511	65	1,535	196
Depletion, depreciation and amortization	27,232	9,017	79,978	20,015
Unrealized foreign exchange loss	14,702	2,050	9,661	1,624
Future income taxes expense (recovery)	459	(8,873)	(4,788)	(8,115)
(Gain) loss on disposal of assets	(250)	119	(1,735)	(1,344)
(Gain) loss on marketable securities	(4,489)	(1,168)	(5,347)	(1,287)
Stock-based compensation (note 8(b))	3,282	1,867	13,874	7,668
Pension expense (note 5)	622	442	1,867	1,245
Non-controlling interest	5,126	229	11,951	1,244
	95,968	33,902	269,122	90,361
Bonus cash award units payments (note 8(c))	-	-	-	(2,543)
Changes in non-cash working capital (note 9)	(14,433)	(6,317)	(46,700)	2,341
	81,535	27,585	222,422	90,159

Investing activities
Acquisition of Brazauro, net (note 3(a))	(5,565)	-	(5,565)	-
Mining interests
Capital expenditures	(54,844)	(24,151)	(152,476)	(63,003)
Proceeds on sales and disposals	2,843	-	23,191	35
Marketable securities disposals
Purchases	(5,698)	(646)	(5,698)	(646)
Proceeds on sales and disposals	13,144	5,766	13,836	42,154
Equity investment purchase	-	-	(5,375)	-
Pension plan contributions	-	-	-	(1,856)
Restricted cash	-	-	(2,221)	-
Restricted assets and other	(9,880)	4,893	(12,363)	1,888
	(60,000)	(14,138)	(146,671)	(21,428)

Financing activities
Capital stock
Issuance of common shares for cash (note 7(b))	5,087	5,366	32,370	18,969
Dividend paid to non-controlling interest	-	-	(1,286)	-
Dividend paid to shareholders	-	-	(26,357)	-
Long-term and current debt
Proceeds	9,501	-	59,044	4,982
Repayments	(3,703)	(4,982)	(65,488)	(4,982)
	10,885	384	(1,717)	18,969
Net increase in cash and cash equivalents	32,420	13,831	74,034	87,700
Cash and cash equivalents - beginning of period	306,983	135,720	265,369	61,851
Cash and cash equivalents - end of period	339,403	149,551	339,403	149,551

Supplementary cash flow information (note 9)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Shareholders’ Equity

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended			Nine months ended
	2010		2009	2010		2009
	$		$	$		$

Share capital
Balance beginning of period	2,708,322		951,255	2,671,634		931,933
Shares issued upon exercise of share options,
for cash	5,087		5,366	32,370		18,969
Estimated fair value of share options exercised	1,582		2,037	10,987		7,756
Share issued in consideration for interests
acquired	95,118		263,293	95,118		263,293
Balance at the end of the period	2,810,109		1,221,951	2,810,109		1,221,951

Contributed surplus
Balance beginning of period	19,052		18,901	17,865		19,378
Non-cash stock-based compensation	3,282		1,867	13,874		7,109
Non-cash stock-based compensation on
Brazauro warrants & options converted	565		-	565		-
Options exercised, credited to share capital	(1,582)		(2,037)	(10,987)		(7,756)
Balance at the end of the period	21,317	-	18,731	21,317	-	18,731

Retained earnings (deficit)
Balance beginning of period	35,880		(114,559)	(51,116)		(153,520)
Dividends paid	-		-	(26,357)		-
Net income for the period	48,773		30,154	162,126		69,115
Balance at the end of the period	84,653		(84,405)	84,653		(84,405)

Accumulated other comprehensive income (loss)
Balance beginning of period	12,391		519	2,227		(5,971)
Other comprehensive (loss) income	(11,926)		73,582	(1,762)		80,072
Balance at the end of the period	465		74,101	465		74,101

Total shareholders' equity	2,916,544		1,230,378	2,916,544		1,230,378

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$

Net earnings for the period ended September 30,	48,773	30,154	162,126	69,115

Other comprehensive income
Unrealized gains on available-for-sale investments	1,134	83,049	12,788	88,608
Future income taxes on changes in available-for-sale investments	1,475	(9,984)	(15)	(10,253)
Reversal of unrealized gains on available-for-sale investment on acquisition of subsidiary (note 3(a))	(11,424)	-	(11,424)	-
Realized (gains) losses on available-for-sale investments transferred to net income	(3,111)	517	(3,111)	1,717
Other comprehensive (loss) income	(11,926)	73,582	(1,762)	80,072

Comprehensive income for the period ended September 30,	36,847	103,736	160,364	149,187

See accompanying notes to the consolidated financial statements.